Exhibit 99.1
Randgold & EXPLORATION COMPANY LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1992/005642/06)
Share code:  RNG    ISIN:  ZAE000008819 (Suspended)
ADR Ticker symbol: RNG
Nasdaq trading symbol: RANGY (Delisted)
(“R&E”)
JCI LIMITED (Incorporated in the Republic of South Africa) Registration number 1894/000854/06 Share code: JCD ISIN: ZAE0000039681 (Suspended) (“JCI”)

UPDATE TO SHAREHOLDERS

Proposed merger of Randgold & Exploration Company Limited (“R&E”) and JCI Limited (“JCI”) and in terms of a scheme of arrangement (“the scheme”)

In a joint announcement on 29 June 2007, R&E and JCI shareholders were notified that the companies had applied to the JSE Limited (“JSE”) and the Securities Regulation Panel (“SRP”) for rulings relating to the appropriate disclosures to be made in respect of the proposed merger of the companies, as per the joint SENS announcement on 23 April 2007.  In terms of the scheme, R&E would acquire all the issued shares in JCI in exchange for an issue of new R&E shares.

Shareholders were advised that the Executive Director of the SRP had determined that interested parties would be given an opportunity to submit written submissions to the Executive Director regarding the proposals for disclosure contained in the application.

Shareholders are hereby advised that:

•	Six written submissions were received by the Executive Director of the SRP prior to the deadline of 12h00 on Friday, 6 July 2007, for their consideration.
•	Shareholders will be kept informed of meaningful developments in respect of the application to the SRP.

Johannesburg

20 July 2007

Sponsor and Corporate Adviser
Sasfin Capital
A division of Sasfin Bank Limited